Exhibit 12.1

FERRELLGAS , L.P. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Fiscal Year Ended July 31,					Six months ended Jan. 31,
	2005	2006	2007	2008	2009	2010
Earnings
Pre-tax income from continuing operations	$10,575	$52,989	$65,987	$49,238	$79,709	$57,214
Add: Fixed charges (see below)	79,074	72,293	75,245	72,332	72,184	57,566
Less: capitalized interest	—	—	—	—	—	—
Income as adjusted (a)	$89,649	$125,282	$141,232	$121,570	$151,893	$114,780

Fixed charges
Interest, either expensed or capitalized, and amortized capitalized expenses related to indebtedness	67,430	60,537	64,201	63,001	65,785	54,367
Interest portion of lease expense	11,644	11,756	11,044	9,331	6,399	3,199
Fixed charges (b)	$79,074	$72,293	$75,245	$72,332	$72,184	$57,566

Ratio of Earnings to Fixed Charges (a/b)	1.1	1.7	1.9	1.7	2.1	2.0